

December 1, 2014

<u>Via E-mail</u>
Kent B. Wilson
Chief Executive Officer
Alpine 4 Automotive Technologies Ltd.
15589 N. 77th Street, Suite B
Scottsdale, AZ 85260

> **Re: Alpine 4 Automotive Technologies Ltd.**
> **Form 8-K**
> **Filed November 5, 2014**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2014**
> **Filed November 19, 2014**
> **File No. 000-55205**

Dear Mr. Wilson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K filed November 5, 2014</u>

<u>General</u>

1. As the transaction between Alpine 4 Automotive Technologies Ltd. (Alpine 4) and AutoTek, Inc. (AutoTek) appears to be a reverse merger between a shell company and a private operating company, please disclose and explain to us how you accounted for the transaction pursuant to ASC 805-40.

2. Please provide the information required by Items 2.01, 5.01, and 9.01 for the periods specified in S-X 8-04 for AutoTek, Inc.

<u>Item 5.06. Change in Shell Company Status, page 2</u>

3. We note your disclosure at Item 5.06 and elsewhere in your document that you believe you have exited shell company status as a result of entering into the licensing agreement, as well as your statement that "the company has more than no or nominal operations and more than no or nominal assets, and has assets that are more than cash or cash equivalents." Please provide us with the analysis whereby you determined that you are no longer a shell company as defined under Rule 12b-2 of the Securities Exchange Act of 1934.

Form 10-Q for Fiscal Quarter Ended September 30, 2014

Notes to Financial Statements

Note 2. Significant Accounting Policies

Inventory

4. Please tell us and disclose the nature of your inventory of $224,100 at September 30, 2014. Also please separately itemize in a footnote the amounts of finished goods, work-in-process, and raw materials inventory.

Revenue Recognition

5. Please tell us and disclose the nature of your products and services, principal customers, and the earnings process. If your revenue arrangements contain multiple deliverables within the scope of ASC 605-25-15, please advise us how your account for them and provide the disclosures of ASC 605-25-50.

6. Please tell us your consideration of the accounting guidance of ASC 985-605 for software revenue recognition relative to your products.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Revenue, page 13

7. Please expand on your discussion of the products sold during the quarter ended September 30, 2014, to address whether these represent sales of licenses or products developed by your company or from third parties.

Liquidity and Capital Resources, page 14

8. Please expand your disclosure to explain whether management expects to have sufficient working capital and liquidity for the next twelve months as well as alternative plans in the event you are unable to sell additional shares of common stock or generate enough

cash flows from operations to support your planned business operations.

Other

9. We note an announcement dated November 18, 2014, on Alpine 4's website that the company has entered into an agreement with a New York investment banking firm for a $50,000,000 public shelf offering and a $50,000,000 debt placement. To date, no Form 8-K has been filed under Item 1.01, Entry into a Material Definitive Agreement, with respect to this agreement(s). Please advise.

10. In addition, please tell us in your response letter how this communication is consistent with Section 5 of the Securities Act of 1933, in particular Rule 135 promulgated thereunder.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273, or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Law Clerk, at (202) 551-3778, or Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: C. Parkinson Lloyd